Exhibit 99.8

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (this “Agreement”) is made as of March 13, 2020, by and among DD3 Acquisition Corp., S.A. de C.V., a Mexican sociedad anónima de capital variable (f/k/a DD3 Acquisition Corp., a British Virgin Islands company) (“DD3”), Betterware de México, S.A. de C.V., a Mexican sociedad anónima de capital variable (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, DD3 and the Warrant Agent are parties to that certain Warrant Agreement, dated as of October 11, 2018 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, DD3 issued (a) an aggregate of 239,125 warrants (“Private Warrants”) to purchase ordinary shares, no par value per share, of DD3 (“DD3 Ordinary Shares”) that were part of the private units sold in connection with the Public Offering, with each Private Warrant being exercisable for one DD3 Ordinary Share at a price of $11.50 per share, and (b) an aggregate of 5,565,000 warrants (“Public Warrants”) to purchase DD3 Ordinary Shares in the Public Offering, with each Public Warrant being exercisable for one DD3 Ordinary Share at a price of $11.50 per share;

WHEREAS, on August 2, 2019, that certain Combination and Stock Purchase Agreement (as amended, the “Business Combination Agreement”) was entered into by and among DD3, the Company, BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable, Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable, Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable, and, solely for the purposes set forth in Article XI of the Business Combination Agreement, DD3 Mex Acquisition Corp, S.A de C.V., a Mexican sociedad anónima de capital variable;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the provisions of the Business Combination Agreement, DD3 will merge with and into the Company (the “Merger”), with the Company surviving the Merger and BLSM becoming a wholly-owned subsidiary of the Company, and, as a result of the Merger, the holders of DD3 Ordinary Shares shall become holders of ordinary shares, no par value, of the Company (the “Ordinary Shares”);

WHEREAS, upon consummation of the Merger, as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for DD3 Ordinary Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for Ordinary Shares of the Company;

WHEREAS, the Board of Directors of DD3 has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement);

WHEREAS, in connection with the Merger, DD3 desires to assign all of its right, title and interest in the Existing Warrant Agreement to the Company and the Company wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that DD3 and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as DD3 and the Warrant Agent may deem necessary or desirable and that DD3 and the Warrant Agent deem shall not adversely affect the interest of the registered holders.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Assignment and Assumption; Consent.

1.1 Assignment and Assumption. DD3 hereby assigns to the Company all of the DD3’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) as of the Effective Time (as defined in the Business Combination Agreement). The Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of DD3’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the Effective Time.

1.2 Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by DD3 to the Company pursuant to Section 1.1 hereof effective as of the Effective Time, and the assumption of the Existing Warrant Agreement by the Company from DD3 pursuant to Section 1.1 hereof effective as of the Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2. Amendment of Existing Warrant Agreement. DD3 and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the interests of the registered holders:

2.1 Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “DD3 Acquisition Corp., a British Virgin Islands company, with offices at c/o DD3 Mex Acquisition Corp, Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico” and replacing it with “Betterware de México, S.A. de C.V., a Mexican sociedad anónima de capital variable, with offices at Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, México”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to the Company rather than DD3.

2.2 Recitals. The recitals on pages one and two of the Existing Warrant Agreement are hereby deleted and replaced in their entirety as follows:

“WHEREAS, on October 16, 2018, DD3 Acquisition Corp. (“DD3”) consummated an initial public offering of 5,000,000 units and on October 23, 2018, DD3 issued and sold an additional 565,000 units pursuant to the underwriters’ partial exercise of their over-allotment option (collectively, the “Public Offering”), each unit (“Unit”) comprised of one ordinary share of DD3, no par value (“DD3 Ordinary Shares”), and one warrant, where each warrant entitled the holder to purchase one DD3 Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein, and, in connection therewith, issued and delivered 5,565,000 warrants (the “Public Warrants”) to the public investors in connection with the Public Offering; and

WHEREAS, DD3 filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, File No. 333-227423 (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Public Warrants; and

WHEREAS, in connection with the Public Offering, DD3 issued to EarlyBirdCapital, Inc. (“EBC”) and/or its designees unit purchase options to purchase up to 250,000 Units pursuant to which up to an aggregate of 250,000 warrants (the “EBC Warrants”) may be issued; and

WHEREAS, pursuant to a binding commitment (the “Subscription Agreement”) from DD3 Mex Acquisition Corp (the “Sponsor”), in connection with the Public Offering, DD3 sold an aggregate of 239,125 Units to the Sponsor, and in connection therewith, issued and delivered an aggregate of 239,125 warrants (the “Private Warrants”) to the Sponsor; and

WHEREAS, the Company may issue up to an additional 150,000 warrants (“Working Capital Warrants”) in satisfaction of certain working capital loans made by DD3’s officers, directors, initial shareholders, and affiliates; and

WHEREAS, the Company may issue additional warrants (“Post IPO Warrants” and together with the Public Warrants, EBC Warrants, Private Warrants and Working Capital Warrants, the “Warrants”) in connection with, or following the consummation by the Company of, the Business Combination (defined below); and

WHEREAS, on March 13, 2020, the Company, DD3 and the Warrant Agent entered into an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), pursuant to which DD3 assigned this Agreement to the Company and the Company assumed this Agreement from DD3; and

WHEREAS, on August 2, 2019, that certain Combination and Stock Purchase Agreement (as amended, the “Business Combination Agreement”) was entered into by and among DD3, the Company, BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable, Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable, Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable, and, solely for the purposes set forth in Article XI of the Business Combination Agreement, the Sponsor, which, among other things, provides that DD3 will merge with and into the Company (the “Merger”), with the Company surviving the Merger and BLSM becoming a wholly-owned subsidiary of the Company, and, as a result of the Merger, the holders of DD3 Ordinary Shares shall become holders of ordinary shares, no par value, of the Company (“Ordinary Shares”); and

WHEREAS, pursuant to the Business Combination Agreement, the Warrant Assumption Agreement and Section 4.5 of this Agreement, effective as of the Effective Time (as defined in the Business Combination Agreement), the Warrants will no longer be exercisable for DD3 Ordinary Shares but instead will be exercisable (subject to the terms and conditions of this Agreement) for Ordinary Shares of the Company; and

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding, and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:”

2.3 Reference to Ordinary Shares. All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “Ordinary Shares” of the Company.

2.4 Detachability of Warrants. Section 2.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Except that the defined term “Business Day” set forth therein shall be retained for all purposes of the Existing Warrant Agreement.

2.5 Duration of Warrants. The first sentence of Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“A Warrant may be exercised only during the period commencing 30 days after the consummation of the transactions contemplated by the Business Combination Agreement (“Business Combination”), and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) five years from the consummation of the Business Combination and (ii) the Redemption Date as provided in Section 6.2 of this Agreement (“Expiration Date”).”

2.6 Private Warrants. Section 5.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.7 Transfers prior to Detachment. Section 5.7 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.8 Notices. Section 9.2 of the Existing Warrant Agreement is hereby amended in part to change the delivery of notices to the Company to the following:

“Betterware de México, S.A. de C.V.

Luis Enrique Williams 549, Colonia Belenes Norte,

Zapopan, Jalisco, 45145, México

Attn: Luis Campos Orozco”

Section 9.2 of the Existing Warrant Agreement is hereby further amended in part to change the delivery of a copy of notices to the following:

“Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

Attn: David Alan Miller, Esq.

and

Greenberg Traurig, LLP

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, FL 33301

Attn: Alan I. Annex, Esq.

and

EarlyBirdCapital, Inc.

366 Madison Avenue, 8th Floor

New York, New York 10017

Attn: David M. Nussbaum, Chairman

and

Baker & McKenzie Abogados, S.C.

Pedregal 24, Piso 12 Col. Molino del Rey, CDMX

Attn: Reynaldo Vizcarra M.

Reynaldo.Vizcarra-Mendez@bakermckenzie.com”

3. Miscellaneous Provisions.

3.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Merger and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of DD3 or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.4 Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

3.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

3.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.8 Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first above written.

Betterware de México,
S.A. de C.V.

By:	/s/ Luis Germán Campos Orozco
Name:	Luis Germán Campos Orozco
Title:	Attorney-in-Fact

DD3 Acquisition Corp.,
S.A. de C.V.

By:	/s/ Martin Werner
Name:	Martin Werner
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Stacy Aqui
Name:	Stacy Aqui
Title:	Vice President

 [Signature Page to Assignment, Assumption and Amendment Agreement]